Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation Holdings Inc. announces a proposed plan of arrangement and an initial distribution of units of Aeroplan Income Fund to its shareholders under the plan

    MONTREAL, Aug. 31 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that it has received approval of the Superior Court of Qubec to call a special meeting of its shareholders in order to propose a statutory arrangement pursuant to the Canada Business Corporations Act. The arrangement would grant authority to the board of directors of ACE to make from time to time one or more special distributions in an aggregate amount of up to
$2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE.
    ACE shareholders as of the close of business on September 1, 2006 will be entitled to receive notice of the special meeting and to vote at the meeting which will be held on October 5, 2006. A management proxy circular providing details with respect to the proposed plan of arrangement will be mailed to shareholders and will be available on ACE's website at www.aceaviation.com or at www.sedar.com.
    ACE also intends to proceed with an initial distribution of units of
Aeroplan Income Fund (TSX: AER.UN) under the plan of arrangement representing a portion of its interest in Aeroplan. The initial distribution is subject to the prior receipt of an advance income tax ruling or opinion from the Canada
Revenue Agency confirming that the distribution will be treated as a return of capital. It is anticipated that the initial distribution will be completed by the end of 2006. The remaining terms of the distribution, including the number of Aeroplan units to be distributed per Class A variable voting share, Class B share and preferred share (on an as-converted basis) of ACE, the record date to determine the ACE shareholders eligible to participate in such distribution and the anticipated payment date will be announced by subsequent news release after receipt of the tax ruling or opinion.
    Due to restrictions applicable to Aeroplan Income Fund pursuant to United
States securities legislation, U.S. shareholders will receive Aeroplan units only if they complete and submit a certification attesting that they are
"qualified purchasers" for the purposes of the United States Investment
Company Act of 1940 and institutional "accredited investors" for the purposes of Rules 501(a)(1), (2), (3) or (7) of Regulation D under the United States
Securities Act of 1933. U.S. shareholders that do not satisfy such requirements or that do not submit a properly completed certification on or prior to a date to be specified by subsequent news release will receive the net cash proceeds of the sale on their behalf of the Aeroplan units which such shareholders would otherwise have been entitled to receive.
    ACE has requested an advance income tax ruling from the Canada Revenue
Agency confirming that, from a Canadian tax standpoint, the special distribution will be treated as a return of capital and not as a taxable dividend. If the initial distribution of Aeroplan units is treated as a return of capital, the distribution will not give rise to immediate taxation but the adjusted cost base to ACE shareholders of their ACE shares for Canadian tax purposes will be reduced by an amount equal to the fair market value, as of the record date for the distribution, of the Aeroplan units distributed to ACE shareholders or sold on their behalf.
    ACE shareholders who have questions concerning the proposed plan of arrangement and the distribution of Aeroplan units may contact ACE's Investor
Relations department at (514) 422-7837, or CIBC Mellon Trust Company, ACE's
transfer agent and registrar at 1-800-387-0825.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The completion of the transactions described in this news release is conditional upon the satisfaction of certain conditions precedent, including shareholder approval, approval by the Qubec
Superior Court and receipt of an advance income tax ruling or opinion confirming that the initial distribution of Aeroplan units will be treated as a return of capital. The forward-looking statements contained herein represent
ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 16:14e 31-AUG-06